[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

July 20, 2006

Mr. Michael Moran, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended January 30, 2005
Filed April 14, 2005
File No. 1-07572

Dear Mr. Moran:

Reference is made to your letter of June 21, 2006. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comment from your letter and our response.

Form 10-K for the Fiscal Year-End January 30, 2005

1.

We note your response to comment one of our letter dated May 5, 2006.  We agree with your assessment regarding the importance of analyzing the future economic prospects of your divisions pursuant to SFAS no. 131.  In this regard, we have reviewed your future economic performance data included in Exhibit C to your response.  In this regard, we have calculated on average 10.5% and 7.5% higher future gross margin rates for your Dress Shirt Group when compared with your Sportswear Group and Izod Sportswear Division, respectively.  We have noted similar material differences in the operating income percentages, for example we calculated on average 8.8% and 20% lower future operating income percentages for your Dress Shirt Group when compared with your Sportswear Group and Izod Sportswear Division, respectively.  As you have pointed out your budget appears to have a low variance from actual results.  In this regard, we do not concur with your conclusion reached with respect to aggregating your Dress Shirt Group.  Please revise your disclosures to separately present the Dress Shirt Group as a reportable segment.

Effective with our report on Form 10-Q for the quarter ending July 30, 2006, we will disaggregate the Wholesale segment into the Wholesale Dress Shirt segment and the Wholesale Sportswear and Related Products segment. Prior periods will be reclassified to conform to this change.

We will also amend our Form 10-K for the fiscal year ended January 29, 2006 and our Form 10-Q for the quarter ended April 30, 2006 to revise our segment footnote to disaggregate the Wholesale segment as described above.

The revised segment footnotes for both our Form 10-K for the fiscal year ended January 29, 2006 and our Form

10-Q for the quarter ended April 30, 2006 are as follows:

PROPOSED SEGMENT FOOTNOTE FOR AMENDED FORM 10-K

SEGMENT DATA

The Company manages it operations through its operating divisions, which are aggregated into five reportable segments:  (i) Wholesale Dress Shirt, (ii) Wholesale Sportswear and Related Products, (iii) Retail Apparel and Related Products, (iv) Retail Footwear and Related Products and (v) Calvin Klein Licensing.

Michael Moran, Esq.

July 20, 2006

Wholesale Dress Shirt Segment - This segment represents the results of the Company’s wholesale dress shirt division. This division derives revenues primarily from marketing dress shirts under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection to department, mid-tier department and specialty stores.

Wholesale Sportswear and Related Products Segment - The Company aggregates its wholesale sportswear divisions into the Wholesale Sportswear and Related Products segment.  This segment derives revenues primarily from marketing sportswear under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow and Calvin Klein to department, mid-tier department and specialty stores.  In addition, this segment includes the operations of the Company's G.H. Bass wholesale footwear division, which was exited at the end of 2003.

Retail Apparel and Related Products Segment - The Company aggregates its Van Heusen, Izod, Geoffrey Beene and Calvin Klein retail outlet divisions into the Retail Apparel and Related Products segment. This segment derives revenues principally from operating retail stores in the outlet channel of distribution which sell apparel and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene and Calvin Klein. In addition, the Company aggregates the results of its Calvin Klein Collection Retail division into the Retail Apparel and Related Products segment. This division sells Calvin Klein Collection branded high-end collection apparel and accessories through the Company's own full price retail stores, which during 2003, 2004 and 2005 were located in New York City, Dallas and Paris. The stores in Dallas and Paris were closed in the fourth quarter of 2005.

Retail Footwear and Related Products Segment - This segment represents the results of the Company's Bass Retail division. This division derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell footwear, apparel and accessories under the Bass brand name.

Calvin Klein Licensing Segment - The Company aggregates the results of its Calvin Klein licensing and advertising divisions into the Calvin Klein Licensing segment. This segment derives revenues from licensing and similar arrangements worldwide relating to the use by third parties of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products and retail services.

Prior to the end of its fiscal 2005 year, the Company aggregated its divisions into two segments: (i) Calvin Klein Licensing segment and (ii) Apparel and Related Products segment. In the first quarter of 2006, the United States Securities and Exchange Commission (SEC) requested certain information from the Company in connection with an ordinary course review of the Company’s Annual Report on Form 10-K for fiscal 2004. In connection therewith, the SEC questioned the Company’s segment aggregation.

As a result of the communication with the SEC, the Company re-evaluated the way it aggregated its operating divisions into its reportable segments under FASB Statement No. 131. Therefore, the Apparel and Related Products segment has been disaggregated into the Wholesale Dress Shirt, Wholesale Sportswear and Related Products, Retail Apparel and Related Products, and Retail Footwear and Related Products segments described above. Prior year segment data has been reclassified for this change.

Michael Moran, Esq.

July 20, 2006

The following tables present summarized information by segment:

2005	2004	2003

Revenues - Wholesale Dress Shirt
Net sales	$ 394,670	$ 326,829	$ 315,615
Royalty and other revenues	7,839	2,856	2,154
Total	402,509	329,685	317,769

Revenues - Wholesale Sportswear and Related Products
Net sales	494,062	401,505	396,373
Royalty and other revenues	15,958	9,886	6,872
Total	510,020	411,391	403,245

Revenues - Retail Apparel and Related Products
Net sales	556,355	467,019	416,292
Royalty and other revenues	7,387	7,380	5,202
Total	563,742	474,399	421,494

Revenues - Retail Footwear and Related Products
Net sales	252,167	264,882	276,571
Royalty and other revenues	700	560	-
Total	252,867	265,442	276,571

Revenues - Calvin Klein Licensing
Net sales	-	-	20,865
Royalty and other revenues	179,710	160,511	128,892
Total	179,710	160,511	149,757

Total Revenues
Net sales	1,697,254	1,460,235	1,425,716
Royalty and other revenues	211,594	181,193	143,120
Total(1)	$1,908,848	$1,641,428	$1,568,836

Operating income - Wholesale Dress Shirt	$ 54,549	$ 41,065	$ 41,511

Operating income - Wholesale Sportswear and Related Products	81,024	39,621(2)	23,896(5)

Operating income (loss) - Retail Apparel and Related Products	27,710	12,587(3)	(3,864)(6)

Operating income - Retail Footwear and Related Products	10,760	6,522(4)	7,434(7)

Operating income - Calvin Klein Licensing	74,751	63,204	15,025(8)

Corporate expenses(9)	41,948	33,120	24,724

Income before interest and taxes	$ 206,846	$ 129,879	$ 59,278

(1)

No single customer accounted for greater than 10% of the Company's revenues in 2004 or 2003. In 2005, Federated acquired May. The combined company accounted for 13.7% of the Company's revenues in 2005, reported in the Wholesale Dress Shirt and the Wholesale Sportswear and Related Products segments.

Michael Moran, Esq.

July 20, 2006

(2)

Operating income for the Wholesale Sportswear and Related Products segment in 2004 includes $12,643 of costs associated with exiting the wholesale footwear business and related costs.

(3)

Operating income for the Retail Apparel and Related Products segment in 2004 includes $985 of costs associated with the closing of certain retail outlet stores.

(4)

Operating income for the Retail Footwear and Related Products segment in 2004 includes $405 of costs associated with the closing of certain retail outlet stores.

(5)

Operating income for the Wholesale Sportswear and Related Products segment in 2003 includes $9,599 of costs associated with exiting the wholesale footwear business and related costs.

(6)

Operating loss for the Retail Apparel and Related Products segment in 2003 includes $7,899 of costs associated with the impairment and closing of certain retail outlet stores.

(7)

Operating income for the Retail Footwear and Related Products segment in 2003 includes $3,241 of costs associated with the impairment and closing of certain retail outlet stores.

(8)

Operating income for the Calvin Klein Licensing segment in 2003 includes $36,366 of costs related to the integration of Calvin Klein, which consist of (a) the operating losses of certain Calvin Klein businesses, principally relating to the men's and women's wholesale collection apparel businesses, which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(9)

Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Corporate expenses in 2004 and 2003 include a pre-tax gain of $743 and $3,496, respectively, related to the Company's sale of investments.

Michael Moran, Esq.

July 20, 2006

	2005	2004	2003
Identifiable Assets
Wholesale Dress Shirt	$ 129,630	$ 119,928	$ 88,068
Wholesale Sportswear and Related Products	271,420	271,361	213,350
Retail Apparel and Related Products	176,570	172,101	148,132
Retail Footwear and Related Products	55,260	59,583	74,193
Calvin Klein Licensing	684,125	651,612	627,613
Corporate	430,434	274,997	287,927
Total	$1,747,439	$1,549,582	$1,439,283
Depreciation and Amortization
Wholesale Dress Shirt	$ 3,737	$ 3,779	$ 3,202
Wholesale Sportswear and Related Products	6,781	5,432	4,816
Retail Apparel and Related Products	13,288	11,101	10,033
Retail Footwear and Related Products	5,366	5,805	6,076
Calvin Klein Licensing	1,861	2,017	1,459
Corporate	4,448	3,888	2,984
Total	$ 35,481	$ 32,022	$ 28,570
Identifiable Capital Expenditures
Wholesale Dress Shirt	$ 2,782	$ 2,509	$ 2,785
Wholesale Sportswear and Related Products	6,271	7,926	3,015
Retail Apparel and Related Products	20,534	26,383	16,701
Retail Footwear and Related Products	3,607	5,946	5,877
Calvin Klein Licensing	1,279	1,124	1,189
Corporate	2,970	2,307	2,403
Total	$ 37,443	$ 46,195	$ 31,970

Assets related to the Company's segments are principally located in the United States.

Revenues for the Wholesale Dress Shirt, Wholesale Sportswear and Related Products, Retail Apparel and Related Products, and Retail Footwear and Related Products segments occurred principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows:

	2005	2004	2003

Domestic	$ 84,284	$ 71,797	$ 81,497
Foreign	95,426	88,714	68,260
Total	$179,710	$160,511	$149,757

PROPOSED SEGMENT FOOTNOTE FOR AMENDED FORM 10-Q

SEGMENT DATA

The Company manages it operations through its operating divisions, which are aggregated into five reportable segments (i) Wholesale Dress Shirt, (ii) Wholesale Sportswear and Related Products, (iii) Retail Apparel and Related Products, (iv) Retail Footwear and Related Products and (v) Calvin Klein Licensing.

Wholesale Dress Shirt Segment - This segment represents the results of the Company’s wholesale dress shirt division. This division derives revenues primarily from marketing dress shirts under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, unlisted, A Kenneth Cole Production, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, BCBG Max Azria, BCBG

Michael Moran, Esq.

July 20, 2006

Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection to department, mid-tier department and specialty stores.

Wholesale Sportswear and Related Products Segment - The Company aggregates its wholesale sportswear divisions into the Wholesale Sportswear and Related Products segment.  This segment derives revenues primarily from marketing sportswear under the brand names Van Heusen, Izod, Geoffrey Beene, Arrow, Calvin Klein and, beginning in 2006, Donald J. Trump Signature Collection to department, mid-tier department and specialty stores.

Retail Apparel and Related Products Segment - The Company aggregates its Van Heusen, Izod, Geoffrey Beene and Calvin Klein retail outlet divisions into the Retail Apparel and Related Products segment. This segment derives revenues principally from operating retail stores in the outlet channel of distribution which sell apparel and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene and Calvin Klein. In addition, the Company aggregates the results of its Calvin Klein Collection Retail division into the Retail Apparel and Related Products segment. This division sells Calvin Klein Collection branded high-end collection apparel and accessories through the Company's own full price retail stores, which were located in New York City, Dallas and Paris. The stores in Dallas and Paris were closed in the fourth quarter of 2005.

Retail Footwear and Related Products Segment - This segment represents the results of the Company's Bass Retail division. This division derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell footwear, apparel and accessories under the Bass brand name.

Calvin Klein Licensing Segment - The Company aggregates the results of its Calvin Klein licensing and advertising divisions into the Calvin Klein Licensing segment. This segment derives revenues from licensing and similar arrangements worldwide relating to the use by third parties of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products and retail services.

Prior to the end of its fiscal 2005 year, the Company aggregated its divisions into two segments: (i) Calvin Klein Licensing segment and (ii) Apparel and Related Products segment. In the first quarter of 2006, the United States Securities and Exchange Commission (SEC) requested certain information from the Company in connection with an ordinary course review of the Company’s Annual Report on Form 10-K for fiscal 2004. In connection therewith, the SEC questioned the Company’s segment aggregation.

As a result of the communication with the SEC, the Company re-evaluated the way it aggregated its operating divisions into its reportable segments under FASB Statement No. 131. Therefore, the Apparel and Related Products segment has been disaggregated into the Wholesale Dress Shirt, Wholesale Sportswear and Related Products, Retail Apparel and Related Products, and Retail Footwear and Related Products segments described above. Prior year segment data has been reclassified for this change.

Michael Moran, Esq.

July 20, 2006

The following table presents summarized information by segment:

	Thirteen Weeks Ended
	4/30/06	5/1/05

Revenues - Wholesale Dress Shirt
Net sales	$100,059	$115,382
Royalty and other revenues	2,125	1,817
Total	102,184	117,199

Revenues - Wholesale Sportswear and Related Products
Net sales	163,252	135,854
Royalty and other revenues	4,242	3,516
Total	167,494	139,370

Revenues - Retail Apparel and Related Products
Net sales	133,884	117,587
Royalty and other revenues	1,937	1,773
Total	135,821	119,360

Revenues - Retail Footwear and Related Products
Net sales	56,993	54,292
Royalty and other revenues	163	125
Total	57,156	54,417

Revenues - Calvin Klein Licensing
Royalty and other revenues	43,783	41,763

Total Revenues
Net sales	454,188	423,115
Royalty and other revenues	52,250	48,994
Total	$506,438	$472,109

Operating income - Wholesale Dress Shirt	$ 6,779(1)	$ 20,687

Operating income - Wholesale Sportswear and Related Products	35,405	23,615

Operating income - Retail Apparel and Related Products	11,581	127

Operating income (loss) - Retail Footwear and Related Products	541	(5,086)

Operating income - Calvin Klein Licensing	49,961(2)	16,955

Corporate expenses(3)	21,204	8,669

Income before interest and taxes	$ 83,063	$ 47,629

(1)

Operating income for the Wholesale Dress Shirt segment for the thirteen weeks ended April 30, 2006 includes $9,397 of costs associated with closing the Company’s manufacturing facility in Ozark, Alabama.

Michael Moran, Esq.

July 20, 2006

(2)

Operating income for the Calvin Klein Licensing segment for the thirteen weeks ended April 30, 2006 includes a gain of $31,368 associated with the sale by a subsidiary of the Company of minority interests in certain entities that operate various Calvin Klein jeans and sportswear businesses in Europe and Asia.

(3)

Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Additionally, beginning in 2006, the Company includes all stock-based compensation expenses in Corporate expenses. Corporate expenses for the thirteen weeks ended April 30, 2006 include $10,535 of costs resulting from the departure of Mark Weber, the Company’s former Chief Executive Officer.

Revenues for the Wholesale Dress Shirt, Wholesale Sportswear and Related Products, Retail Apparel and Related Products, and Retail Footwear and Related Products segments occurred principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows:

	Thirteen Weeks Ended
	4/30/06	5/1/05

Domestic	$20,556	$18,067
Foreign	23,227	23,696
Total	$43,783	$41,763

Please call the undersigned (212-381-3508) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended January 30, 2005.  Upon receiving notification of your acceptance of our proposed disclosures, we will begin the process to file our amended 10-K and 10-Q as discussed above.

Very truly yours,

/s/ Vincent A. Russo

Vincent A. Russo
Vice President, Controller and

  Chief Accounting Officer

cc: Mr. Robert Babula, Staff Accountant